CBD - Companhia Brasileira de Distribuicao                                [LOGO]
     Announces its Investment Plan for the year 2001

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Sao Paulo, Brazil, December 18, 2000 - CBD (NYSE [CBD]; BOVESPA [PCAR4])
announces its proposed Investment Plan for the year 2001.
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CBD announces its proposed Investment Plan for the year 2001, approved at the
Board of Directors Meeting on December 12, 2000. The Program forecasts the opening of more than 50 new stores, as well as store remodelings, development of new technologies and a new distribution center for refrigerated products.

The total investment is estimated in R$ 625 million, distributed as shown in the following table, CBD sales area is expected to increase approximately 12% and the Company expects to generate additional 6,000 jobs.


                              Investments in 2001

                     (R$ million)
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New stores and lands         400         New stores & Lands             64,0%

Remodeling                   125         Remodeling                     20,0%

Logistics                     40         Logistics                       6,4%

Technology                    40         Technology                      6,4%

Other                         20         Other                           3,2%
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Total                        625
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In the Hypermarket Division, CBD plans to open 4 to 5 new Extra stores and acquire lands in strategic locations, focusing the continuity of this Division's organic growth.

In the Supermarket formats, the Company's main focus will be the Barateiro Division, which is expected to grow in the Greater Sao Paulo, by opening approximately 30 to 50 new stores.

In Pao de Acucar Division, growth will be based on the opening of 10 new stores. CBD will also continue the store remodeling program, keeping the current modernity standard and premium customer service of this division.

In the Eletro format, efforts will be concentrated on the opening of 10 to 20 new stores and the continuity of the store remodeling program, an important competitive advantage of this division.

Companhia Brasileira de Distribuicao and its affiliated company operate a total of 418 stores in 11 Brazilian states through 5 different formats. In addition to the Pao de Acucar and Barateiro supermarket formats, CBD operates Extra hypermarkets, Eletro home appliance stores and e-commerce through the Amelia Division.


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Aymar Giglo Junior                             Fernando Tracanella
Investor Relations Director                    Investor Relations
Fone:  55 (11) 3886 0421                       Fone: 55 (11) 3886 0421
Fax: 55 (11) 3884 2677                         Email: ftraca@paodeacucar.com.br
Email: pa.relmerc@paodeacucar.com.br
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                  Website: http://www.grupopaodeacucar.com.br